UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Cybear, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   232 43P 103
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                                 (CUSIP Number)

                                Scott Lodin, Esq.
                       Vice President and General Counsel
                                Andrx Corporation
                           4001 Southwest 47th Avenue
                          Ft. Lauderdale, Florida 33314

                                 With a copy to:

                              Dale S. Bergman, Esq.
                                Broad and Cassel
                            201 South Biscayne Blvd.
                                   Suite 3000
                              Miami, Florida 33131
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 20, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

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

                                  SCHEDULE 13D

--------------------------
CUSIP NO.     232 43P 103
--------------------------
----------- ---------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Andrx Corporation
----------- ---------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  [ ]
            (b)  [ ]
----------- ---------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ---------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
----------- ---------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                                      [ ]
----------- ---------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
----------------------------- --------- -----------------------------------------------
        NUMBER OF                7      SOLE VOTING POWER
          SHARES                        12,877,054
       BENEFICIALLY           --------- -----------------------------------------------
         OWNED BY                8      SHARED VOTING POWER
           EACH               --------- -----------------------------------------------
        REPORTING                9      SOLE DISPOSITIVE POWER
          PERSON                        12,877,054
           WITH               --------- -----------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
----------- ---------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            12,877,054
----------- ---------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
----------- ---------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            73%
----------- ---------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                       CO
----------- ---------------------------------------------------------------------------

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

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of common stock, $.001 par value per share (the "Common Stock"), of Cybear, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 5000 Blue Lake Drive, Suite 200, Boca Raton, Florida 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being filed on behalf of Andrx Corporation ("Andrx").

         (b) The business address of Andrx is 4001 Southwest 47th Avenue, Ft. Lauderdale, Florida 33314.

         (c) Andrx is a Florida corporation which formulates and commercializes controlled-release oral pharmaceuticals using proprietary drug delivery technologies. Andrx also markets and distributes generic drugs manufactured by third parties. Through the Issuer, a 73%-owned subsidiary, Andrx uses the Internet and Internet-based applications to improve the efficiency of day-to-day administrative and communications tasks and healthcare providers that interact to manage patient care.

         (d) During the last five years, neither Andrx nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Andrx nor any of its officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In November 1998, the Issuer acquired all of the outstanding capital stock of Cybear, Inc., a Florida corporation ("CYF") and majority owned subsidiary of Andrx, by merger of CYF with a wholly-owned subsidiary of the Issuer. Upon consummation of such transaction, the Issuer issued to Andrx 12,536,667 shares of the Common Stock and the Issuer became a majority-owned subsidiary of Andrx.

         Andrx funded CYF's capital needs since inception until the June 1999 secondary public offering. In July 1999, following such public offering, Andrx converted approximately $7.4 million in advances due from the Issuer into 465,387 shares of Common Stock at the price per share in the public offering.

         In October 1999, Andrx sold 125,000 shares of Common Stock to the Issuer's President and Chief Executive Officer for $375,000 pursuant to an option previously granted to such person.

ITEM 4.  PURPOSE OF TRANSACTION.

         By letter to Cybear dated December 20, 1999, Andrx proposed to acquire all of the issued Common Stock of the Issuer not already owned by Andrx in exchange for shares of a new class of Andrx common stock (the "Proposal"). The proposal was made in connection with, and is subject to approval of and the effectiveness of, a corporate recapitalization of Andrx. The recapitalization plan calls for Andrx to create a new class of common stock, commonly known as "Tracking Stock," which is intended to separately reflect the performance of the Issuer.

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

         Under the terms of the Proposal, the Issuer would merge with a wholly-owned subsidiary of Andrx (the "Merger"). Upon effectiveness of the Merger, the public shareholders of the Issuer, who currently own approximately 27% of the Issuer's Common Stock, would exchange the Common Stock, on a one-for-one basis, for shares of Tracking Stock which would represent the equivalent equity interest in the Issuer (approximately 27%). Subsequent to the consummation of the Merger, Andrx intends to distribute its approximately 73% interest in the Issuer's Tracking Stock to the Andrx shareholders in the form of a tax-free, pro rata stock dividend. Upon completion of the Merger and the distribution, the Issuer will be a wholly-owned subsidiary of Andrx with 100% of its equity value publicly traded in the form of Tracking Stock. These transactions are subject to various conditions, including negotiation and execution of definitive agreements and approval by the Boards of Directors and the shareholders of Andrx and Cybear.

         Andrx reserves the right to make or withdraw the Proposal in its sole discretion at any time, taking into account its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Andrx reserves the right to change its plans and intentions at any time, as it deems appropriate, and may in the future take such actions with respect to its investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of the Issuer's Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (b) Andrx beneficially owns an aggregate of 12,877,054 shares or approximately 73% of the total shares outstanding of the Issuer and with respect to which Andrx may be deemed to have sole voting and dispositive power.

         (c) There have been no transactions by Andrx that were effected during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

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

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 1999                      ANDRX CORPORATION, a Florida corporation

                                       By: /s/ Scott Lodin
                                          --------------------------------------
                                             Scott Lodin
                                             Vice President and General Counsel

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